

February 25, 2013

Via E-mail
Mr. Dennis Boyle
Chief Financial Officer
Malvern Bancorp, Inc.
42 E. Lancaster Ave
Paoli, Pennsylvania 19301

> **Re: Malvern Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed December 26, 2012**
> **Form 10-Q/A for the Period Ended December 31, 2012**
> **Filed February 14, 2013**
> **File No. 000-54835**

Dear Mr. Boyle:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K filed for the Period Ended September 30, 2012

Notes to Consolidated Financial Statements

Note 11 - Income taxes, page 114

1. We note you have recorded a partial allowance for your deferred tax asset relating to the state net operating loss.   We also note that you have recognized significant cumulative losses during the fiscal 2010 and 2011 fiscal periods. Your disclosures and management's assertion of realizability of the net deferred tax asset is based on the estimate of taxable

income in future years and tax planning strategies. In determining the need for a valuation allowance, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses, which is considered a significant piece of negative evidence that is difficult to overcome (refer to paragraphs 21 – 23 of ASC 740-10-30). Furthermore the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. Please provide us with specific detailed information to support the realizability of the net deferred tax asset, and your accounting, at September 30, 2012 and as of the December 31, 2012 interim reporting period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address questions regarding all comments to Marc Thomas, Staff Accountant, at (202) 551-3452 or, if you thereafter need further assistance, to me at (202) 551-3492.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant